

November 25, 2013

Via Facsimile
Mr. Rogério Leme Borges dos Santos
Controller and Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re:** **National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-14732**

Dear Mr. Santos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Information on the Company, page 15

Business Overview, page 17

1. In future filings, please disclose and update your resources and/or reserves tabulations annually for your iron ore (Casa de Pedra, Engenho, and Fernandinho), limestone (Bocaina), and tin (Santa Barbara) properties reflecting the depletion of your resources/reserves due to your annual production, coinciding with your fiscal year end.

2.	Please add disclosure for your Bocaina and Santa Barbara properties in future filings and describe the following:

- A description of your ownership or interest in the properties and all other interests in your properties, including the terms of all underlying agreements and royalties.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other concessions that may exist in the area of your properties.

- The conditions that must be met to retain your concessions or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your concessions, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.	In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for your Bocaina and Santa Barbara properties.

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

4.   Please add disclosure for your Bocaina and Santa Barbara properties in future filings, describing your annual production as required by instruction 1(a) to Item 4.D of Form 20-F. This would include resource/reserve materials mined and salable products.

5.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F in your future filings. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 87

Sources of Funds and Working Capital, page 87

Year 2012 Compared to Year 2011, page 87

6.   We note your disclosure stating that the decrease in your cash provided by operations
        from 2011 to 2012 was mainly due to a decrease of R$1,215 million in net income
        adjusted for items that do not impact cash and a decrease of R$501 million in working
        capital. Given the significant impact items like deferred income taxes, impairments on
        available for sales securities and inflation adjustments had on operating cash flows,
        please expand your disclosure to discuss and quantify the underlying reasons for changes
        in line items presented on your statement of cash flows. Refer to FRC Section 501.13.b
        and 13.b.1. Submit any proposed disclosure revisions with your response.

Directors, Senior Management, and Employees, page 97

7.   Please expand your disclosures under this heading to include the information required by
        Item 6 of Form 20-F for your Chief Financial Officer, Mr. Rogerio Leme Borges dos
        Santos, or tell us why you believe this information has been appropriately omitted.
        Submit any proposed disclosure revisions with your response.

Financial Statements, page 137

Note 2- Significant Accounting Policies, page FS-10

(i) Property, plant and equipment, page FS-14

8.   You include your accounting policy for stripping costs and the fact that you adopted
        IFRIC 20 on January 1, 2013. Supplementally tell us how you are accounting for
        stripping cost as a result of your IFRIC 20 adoption, and quantify the impact the adoption
        on your financial statements.

(v)- Financial Instruments, page FS-19

iv)- Derivative Instruments and Hedging Activities, page FS-22

9.   We note your disclosure under this heading and elsewhere in your filing stating that
        changes in the fair value of derivative instruments are immediately recognized in the
        income statement under "Other gains(losses), net." However, there is no line item
        labeled as such on your Income Statement. Please revise your disclosures accordingly.

In addition, your disclosure in Note 7, on page FS-29, and in Note 14, on page FS-53, indicates that you have recorded unrealized gains on derivatives in other current and non-current assets and unrealized losses on derivative instruments in other current and non-current payables, respectively, on your Balance Sheet, and it appears you have attributed the same value to these unrealized gains and losses as you have to the fair value of derivative assets and liabilities as disclosed in Note 13, on page FS-43. Please tell us why the amounts of unrealized gains and losses on derivative instruments have the same value as your derivative assets and liabilities, why you have recorded unrealized gains and losses on your Balance Sheet, or revise the labeling of these amounts to appropriately characterize their nature and tell us where we can find the change in the value of the derivative instruments on the income statement as it appears the change may be in finance income and expense but the amounts do not reconcile.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551- 3718 if you have questions regarding engineering comments. Please contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant